

March 1, 2021

Andrew McBride
Chief Financial Officer
Gores Technology Partners II, Inc.
6260 Lookout Road
Boulder, CO 80301

> **Re: Gores Technology Partners II, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2021**
> **File No. 333-252641**

Dear Mr. McBride:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed February 2, 2021

Risk Factors, page 72

1. We note your disclosure that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

2. Tell us how the exclusive forum provision in your warrant agreement is consistent with the different exclusive forum provision in your certificate of incorporation that applies to derivative actions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at (202) 551-5880 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Heather Emmel